UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ATLANTIC CAPITAL BANCSHARES, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

048269203

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 048269203

(1)	Names of Reporting Persons: BankCap Equity Fund, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 4,150,000(a)
(6) Shared voting power: 0
(7) Sole dispositive power: 4,150,000(a)
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 4,150,000(a)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 16.7%(b)
(12)	Type of reporting person (see instructions): OO – limited liability company

(a)	Includes fully vested warrants to acquire 350,000 shares of Common Stock of the Issuer for $10.00 per share.
(b)	The calculation of the percentage is based on 24,838,735 shares of Common Stock of the Issuer outstanding as of August 1, 2016 as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2016.

CUSIP No. 048269203

(1)	Names of Reporting Persons: Brian D. Jones
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 16,065(a)
(6) Shared voting power: 4,150,000(b)
(7) Sole dispositive power: 16,065(a)
(8) Shared dispositive power: 4,150,000(b)
(9)	Aggregate amount beneficially owned by each reporting person: 4,166,065(a)(b)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 16.8%(c)
(12)	Type of reporting person (see instructions): IN

(a)	Includes fully vested stock options to acquire 11,000 shares of Common Stock of the Issuer for $10.00 per share.
(b)	Includes fully vested warrants to acquire 350,000 shares of Common Stock of the Issuer for $10.00 per share.
(c)	The calculation of the percentage is based on 24,838,735 shares of Common Stock of the Issuer outstanding as of August 1, 2016 as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2016.

CUSIP No. 048269203

(1)	Names of Reporting Persons: Scott A. Reed
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 4,150,000(a)
(7) Sole dispositive power: 0
(8) Shared dispositive power: 4,150,000(a)
(9)	Aggregate amount beneficially owned by each reporting person: 4,150,000(a)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 16.7%(b)
(12)	Type of reporting person (see instructions): IN

(a)	Includes fully vested warrants to acquire 350,000 shares of Common Stock of the Issuer for $10.00 per share.
(b)	The calculation of the percentage is based on 24,838,735 shares of Common Stock of the Issuer outstanding as of August 1, 2016 as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2016.

ITEM 1.	Issuer.

(a) Name of Issuer: Atlantic Capital Bancshares, Inc.

(b) Address of Issuer’s principal executive offices: 3280 Peachtree Road N.E., Suite 1600, Atlanta, Georgia 30305

ITEM 2.	Filing Person.

(a) Name of person filing:	BankCap Equity Fund, LLC (“BankCap LLC”)
Brian D. Jones
Scott A. Reed

(b) Address or principal business office or, if none, residence: 5910 N Central Expressway, Suite 1580, Dallas, Texas 75206 for BankCap LLC, Mr. Jones and Mr. Reed.

(c) Citizenship: BankCap LLC is a Delaware limited liability company. Mr. Jones and Mr. Reed are both United States citizens.

(d) Title of class of securities: Common Stock, no par value per share

(e) CUSIP No.: 048269203

ITEM 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	[ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	[ ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with §240.13d–1(b)(1)(ii)(K).

ITEM 4.	Ownership.

BCP Fund I Southeast Holdings, LLC (“BCP Fund LLC”) is the direct beneficial owner of the shares of the Issuer’s Common Stock. BankCap Partners Fund I, L.P. (“BankCap Partners Fund”) is the sole member of BCP Fund LLC. The general partner of BankCap Partners Fund is BankCap Partners GP, L.P. (“BankCap Partners GP”). The general partner of BankCap Partners GP is BankCap LLC. Brian D. Jones and Scott A. Reed are the managing members of BankCap LLC. BankCap Partners Fund, BankCap Partners GP, BankCap LLC and Messrs. Jones and Reed are indirect beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by BCP Fund LLC. Messrs. Jones and Reed share voting and investment control over the shares of the Issuer’s Common Stock beneficially owned by BCP Fund LLC.

The information required by this item with respect to each BankCap LLC, Mr. Jones and Mr. Reed is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

ITEM 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.	Notice of Dissolution of Group.

Not Applicable.

ITEM 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2016	BCP FUND I SOUTHEAST HOLDINGS, LLC

	By:	BankCap Partners Fund I, L.P., its sole member

	By:	BankCap Partners GP, L.P., its general partner

	By:	BankCap Equity Fund, LLC, its general partner

	By:	/s/ Brian D. Jones
Name: Brian D. Jones
Title: Managing Member

	By:	/s/ Scott A. Reed
Name: Scott A. Reed
Title: Managing Member

/s/ Brian D. Jones
Brian D. Jones

/s/ Scott A. Reed
Scott A. Reed